Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

06018660

SUPPL

RECEIVED
2006 NOV 22 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 20/2006.

Yours sincerely,
Coloplast A/S

Gunilla

Gunilla Jensen
Corp. Communications & IR

Direct tel.: +45 4911 1921
E-mail: dkguj@coloplast.com

PROCESSED
NOV 24 2006 E
THOMSON
FINANCIAL

dw 11/22

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Phone: +45 4911 1111
Fax: +45 4911 1555
www.coloplast.com

Coloplast

Stock Exchange Announcement No. 20/2006
Humlebæk, 30 October 2006

Coloplast launches updated strategy for global manufacturing

Coloplast today launches an updated strategy for our global manufacturing activities in order to achieve world-class manufacturing within the next three years. We will deliver high quality, innovative products around the world on time while aspiring to reduce the total unit cost by 5% p.a. The strategy builds on the following principles:

- Pilot manufacturing will be close to product development globally
- Ramp-up of production will be close to volume production
- Sourcing of machines will be global
- Raw materials will to the extent practical be sourced locally
- Contract manufacturing will be established as an alternative to own production

The future manufacturing activities will be based on the lean flow method. This means that to the extent practical the whole manufacturing process per product will be under one roof and be executed by the same manufacturing unit.

These manufacturing principles have implications for Coloplast's factories in Denmark and worldwide:

- Production facilities in Denmark will be consolidated from six to three production sites
- A new factory will be constructed in Eastern Hungary. First phase of 20.000 m^2 will be ready in 2008
- A new factory in Zhuhai, China, is under construction. First phase of 20.000 m^2 will be operational in 2007.

The strategy is in line with the objectives laid out in the strategy for 2012:

"Coloplast has ambitious long-term objectives for value creation and market leadership whilst faced with possible negative effects from health-care reforms. We must ensure maximum efficiency in Coloplast's manufacturing and supply chain functions in order for us to strengthen our global market position and live up to the demands of our customers," says Sten Scheibye, President and CEO.

By 2012, 20-30% of Coloplast's products will be manufactured in Denmark. Consequently, the number of employees working in Danish

production will be reduced from the current 1400 employees to approximately 700 employees in 2012. Coloplast has established a dedicated training programme for the employees in Denmark, which will further strengthen employee competence development and training levels.

The non-Danish production sites will employ around 3800 people in 2012 compared to the current 1800 employees.

According to the current plans, Coloplast's production facilities will be utilised as follows:

Facility	Activities
Kokkedal, DK	No production from 2008, the factory will be sold
Humlebæk, DK	No production from 2010, maintained as office facility
Kvistgaard, DK	No production from 2011, tenancy will be terminated
Mørdrup, DK	High-volume catheter and foam production, pilot injection moulding
Espergærde, DK	Production of consumer products and adhesives
Thisted, DK	SenSura production and machine building function for new products, tenancy on Tigervej will be terminated
Tatabanya, HU	Full utilisation of existing facilities in 2007
Eastern Hungary	In operation by 2008
Zhuhai, CN	Production and machine building
Mankato, US	No changes, skin care production
Raubling, DE	No changes, breast care production
Lancing, UK	No production from 2007
Sarlat, FR	Integration process on-going
Minneapolis, US	Integration process on-going

The rate of transfer of production out of Denmark will not exceed the staff turnover rate among production workers. The closure of Danish sites will therefore not involve lay-offs among production workers. With regard to salaried employees in Denmark, Coloplast expects to recruit more people during the coming years – primarily for international support tasks and within research and development.

The financial implications of the global operations strategy are included in Coloplast's long-term objectives for 2012.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information:
Investors and analysts: Executive Vice President, CFO Lene Skole, phone +45 4911 1308 or Head of Investor Relations Jørgen Fischer Ravn, phone + 45 3085 1308
Media: Head of Media Relations Jens Tovborg, phone +45 3085 1922